Exhibit 99.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

Bezeq - The Israel Telecommunication Corporation Ltd. The Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

B - 1

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. ( “the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2014 (“the Six Month Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2013 is also available to the reader.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television (presented using the equity method)

It is noted that the Company’s financial statements include an "Others" segment, which comprises mainly online content, commerce and classified advertisement services (through Walla, Walla Shops, Yad2 and other websites) and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

On May 20, 2014, the Company completed the sale of the entire share capital of Coral-Tell Ltd., which operates the 'Yad-2' website.

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	1,267	970	297	30.6	810	473	337	71.2
EBITDA (operating profit before depreciation and amortization)	2,555	2,159	396	18.3	1,553	1,070	483	45.1

The results for the Six Month Period and the Quarter presented in comparison to the same six month and quarterly periods last year were mainly influenced by gains from the sale of all holdings in Coral-Tell Ltd. shares, by a provision for termination of employment by way of early retirement; and by gains on the sale of real estate, as detailed in Note 10 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.	The Board of Directors’ Explanations for the State of the Company’s Affairs, the Results of its Operations, Equity, Cash Flows, and Additional Matters

1.1	Financial position

	30.6.2014	30.6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,398	2,007	391	19.5	The increase was attributable to all Group segments.
Current and non-current trade and other receivables	3,247	4,014	(767)	(19.1)
This decrease was mainly attributable to a decrease in trade receivables in the Cellular Communications segment, as a result of a decrease in revenues from handsets sold in 36 installments, and a decrease in service revenues.

Other current assets	113	239	(126)	(52.7)
This decrease was attributable to a decrease in assets held for sale in the Domestic Fixed-Line Communications segment and a decrease in inventory in the Cellular Communications and the Domestic Fixed-Line Communications segments.

Intangible assets	1,839	2,135	(296)	(13.9)	The decrease was mainly attributable to the deconsolidation of Coral-Tell Ltd. (see Note 4.2 to the financial statements). Other Group segments also saw a decrease in this item.
Other non-current assets	7,443	7,383	60	0.8
The increase was attributable to an increase in property, plant and equipment in the Domestic Fixed-Line Communications segment, partially offset by a decrease in property, plant and equipment in the Cellular Communications sand International Communications, Internet, and NEP Services segment.

Total assets	15,040	15,778	(738)	(4.7)
Debt to financial institutions and debenture holders	9,349	9,939	(590)	(5.9)
The decrease was attributable to repayment of loans and debentures in the Domestic Fixed-Line Communications and Cellular Communications segments. The decrease was partially offset by a debenture issue made in the fourth quarter of 2013 in the Domestic Fixed-Line Communications segment, and effected as an expansion of an existing series.

Other liabilities	2,807	3,268	(461)	(14.1)	The decrease was mainly attributable to the settlement of the Company’s liability from a distribution not meeting the profit test.
Total liabilities	12,156	13,207	(1,051)	(8.0)
Total equity	2,884	2,571	313	12.2
The increase in total equity was attributable to timing differences between accrual of earnings in the Company, and the distribution of such earnings as dividends. Equity comprises 19.2% of the balance sheet total, as compared to 16.3% of the balance sheet total on June 30, 2013.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2	Results of operations

1.2.1	Highlights

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	4,561	4,756	(195)	(4.1)	2,250	2,351	(101)	(4.3)	The decrease was attributable to service revenues in the Cellular Communications segment and fixed-line telephone revenues in the Domestic Fixed-Line Communications segment.
Depreciation and amortization	633	654	(21)	(3.2)	319	326	(7)	(2.1)	The decrease was attributable to the Cellular Communications segment.
Labor costs	891	967	(76)	(7.9)	443	468	(25)	(5.3)	The decrease was mainly attributable to the Domestic Fixed-Line Communications segment, and the Cellular Communications segment, mainly due to downsizing.
General and operating expenses	1,691	1,720	(29)	(1.7)	822	831	(9)	(1.1)
The decrease was attributable to the Domestic Fixed-Line Communications segment and was partially offset by an increase in the Cellular Communications and the International Communications, Internet and NEP Services segment.

Other operating income, net	576	90	486	-	568	18	550	-
The increase in income was attributable to the sale of all of Walla! Communications Ltd.’s holdings in the shares of Coral-Tell Ltd., for a pre-tax profit of NIS 582 million. This increase was partially offset by recognition of expenses from the termination of employment by way of early retirement in the Domestic Fixed-Line Communications Segment in the present quarter.

Operating profit	1,922	1,505	417	27.7	1,234	744	490	65.9
Finance expenses, net	74	51	23	45.1	32	27	5	18.5	The increase in net finance expenses was attributable to a decrease in net finance income from the Cellular Communications segment.
Share in losses of investees	98	107	(9)	(8.4)	79	67	12	17.9	The decrease in the Six Month Period and the increase in the Quarter were attributable to changes in the losses of the Multi-Channel Television segment.
Income tax	483	377	106	28.1	313	177	136	76.8	The increase was attributable to an increase in income before taxes.
Profit for the period	1,267	970	297	30.6	810	473	337	71.2

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments.

	1-6.2014		1-6.2013		4-6.2014		4-6.2013
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,150	47.1%	2,250	47.3%	1,073	47.7%	1,121	47.7%
Cellular Communications	1,760	38.6%	1,879	39.5%	843	37.5%	915	38.9%
International Communications, Internet and NEP Services	721	15.8%	704	14.8%	366	16.3%	359	15.3%
Multi-Channel Television	851	18.7%	807	17.0%	427	19.0%	404	17.2%
Other and offsets*	(921)	(20.2)%	(884)	(18.6)%	(459)	(20.4)%	(448)	(19.1)%
Total	4,561	100%	4,756	100%	2,250	100%	2,351	100%

	1-6.2014		1-6.2013		4-6.2014		4-6.2013
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	975	45.3%	1,045	46.4%	471	43.9%	510	45.5%
Cellular Communications	253	14.4%	360	19.2%	127	15.1%	186	20.3%
International Communications, Internet and NEP Services	116	16.1%	116	16.5%	58	15.8%	60	16.7%
Multi-Channel Television	140	16.5%	135	16.7%	67	15.7%	68	16.8%
Other and offsets*	438	-	(151)	-	511	-	(80)	-
Consolidated operating profit/ % of Group revenues	1,922	42.1%	1,505	31.6%	1,234	54.8%	744	31.6%

(*) Offsets are mainly attributable to the Multi-Channel Television segment, an associate company.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2.	Operating segments

B	Domestic Fixed-Line Communications Segment

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	841	1,013	(172)	(17.0)	415	503	(88)	(17.5)	This decrease was mainly attributable to a decrease in ARPU, mainly due to the reduction in call termination rates to fixed-line networks starting December 1, 2013.
Internet - infrastructure	677	631	46	7.3	345	321	24	7.5
The increase was mainly attributable to growth in the number of internet subscribers. The increase was partially offset by a decrease in revenues from home router sales following the transition from a sales-based to a rental-based model.

Transmission, data communications and others	632	606	26	4.3	313	297	16	5.4
Total revenues	2,150	2,250	(100)	(4.4)	1,073	1,121	(48)	(4.3)
Depreciation and amortization	340	335	5	1.5	172	168	4	2.4
Labor costs	451	512	(61)	(11.9)	228	242	(14)	(5.8)
This decrease was mainly attributable to a decrease in the number of positions, in share-based payments, and in the Six Month Period - in the annual bonus. The decrease was partially offset by wage increases.

General and operating expenses	378	448	(70)	(15.6)	188	218	(30)	(13.8)	This decrease was mainly attributable to a reduction in call completion fees and a reduction in terminal equipment costs following a transition from selling home network routers, to rental.
Other operating expenses (income), net	6	(90)	96	-	14	(17)	31	-
The transition from net income to net expenses was attributable to recognition of expenses from termination of employment by way of early retirement, to the amount of NIS 116.5 million in the present Quarter (see Note 6 to the financial statements). This increase in expenses was partially offset in the present Quarter by increased capital gains on real estate sales.

Operating profit	975	1,045	(70)	(6.7)	471	510	(39)	(7.6)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2.	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment (contd.)

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Finance expenses, net	103	105	(2)	(1.9)	47	53	(6)	(11.3)
The decrease was mainly attributable to a decrease in revaluation expenses on the obligation to distribute dividends not meeting the profit test following completion of the dividend payment. Results were also affected by a decrease in interest expenses following repayment of loans. The decrease in net finance expenses was mostly offset by a decrease in interest income on loans to investees following a reduction in the scope of these loans, a decrease in finance income from ongoing investments and an increase in interest expenses on debentures.

Income tax	226	241	(15)	(6.2)	110	106	4	3.8
In the Six Month Period and Quarter, income tax accounted for 25.9% of profit after net finance expenses, as compared to 25.6% and 23.2%, respectively, in the same periods last year. This increase was due to an increase in the corporate income tax rate in 2014. The increase was partially offset by an increase in the tax-deductible portion of share-based payments, and by non-deductible dividend revaluation expenses recognized in the same six month period last year.

Segment profit	646	699	(53)	(7.6)	314	351	(37)	(10.5)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2	Operating segments (contd.)

C	Cellular Communications segment

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,259	1,410	(151)	(10.7)	622	696	(74)	(10.6)
The decrease was due to market competition driving down rates and migration of existing customers to cheaper bundles at current market prices, both of which served to lower ARPU. Revenues were also down due to a decrease in the number of subscribers.

Terminal equipment sales	501	469	32	6.8	221	219	2	0.9	The increase in the Six Month Period was attributable mainly to higher sales volumes on data products such as tablets and laptops.
Total revenues	1,760	1,879	(119)	(6.3)	843	915	(72)	(7.9)
Depreciation and amortization expenses	211	234	(23)	(9.8)	105	113	(8)	(7.1)	The decrease was mainly attributable to assets whose amortization period has ended, and from cessation of discounting subscriber acquisition costs starting 2012.
Salary expenses	212	223	(11)	(4.9)	103	109	(6)	(5.5)	The decrease was mainly attributable to a decrease in the number of positions, and in the Six Month Period was also attributable to a decrease in incentives and bonuses.
General and operating expenses	1,084	1,062	22	2.1	508	507	1	0.2
The change was mainly attributable to an increase in site rentals following a one-time decrease of NIS 30 million in the same quarter last year following an updated estimate of a liability, which was partially offset by a decrease in call completion fees following a decrease in interconnect fees. Furthermore, in the Six Month Period, terminal equipment sales costs were up, mainly due to an increase in the number of units sold, which was partially offset by a decrease in costs following a change in the sales mix. In the Quarter, terminal equipment sales costs were down, mainly due to a decrease in costs following changes in the sales mix, which was partially offset by an increase in the number of units sold.

Operating profit	253	360	(107)	(29.7)	127	186	(59)	(31.7)
Finance income, net	35	59	(24)	(40.7)	17	30	(13)	(43.3)
The decrease in net finance income was mainly attributable to a decrease in credit on instalment-based terminal equipment sales, and an update to a one-time liability in the same quarter last year. The decrease was partially offset by a decrease in interest expenses following a reduction in the average debt.

Income tax	74	105	(31)	(29.5)	38	55	(17)	(30.9)	The decrease was attributable to the reduction in income before taxes.
Segment profit	214	314	(100)	(31.8)	106	161	(55)	(34.2)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2	Operating segments (contd.)

D	International Communications, Internet and NEP Services

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	721	704	17	2.4	366	359	7	1.9
This increase was mainly attributable to revenues from enterprise communication solutions (ICT), and higher internet revenues due to growth in the number of subscribers. This increase was partially offset by a decrease in revenues from outgoing calls, stemming mainly from cellular market migration to plans offering unlimited international calls.

Depreciation and amortization expenses	65	64	1	1.5	33	33	-	-
Salary expenses	148	143	5	3.5	73	70	3	4.3	This increase was mainly attributable to an increase in the number of employees providing outsourced services in ICT operations.
General and operating expenses	392	381	11	2.9	202	196	6	3.1	This increase was attributable to an increase in ICT expenses, partially offset by a decrease in expenses for outgoing calls, along with the above revenues.
Operating profit	116	116	-	-	58	60	(2)	(3.3)
Finance expenses, net	5	6	(1)	(16.7)	3	2	1	50
Share in the earnings of associates	1	-	1	-	-	-	-	-
Income tax	29	29	-	-	14	14	-	-
Segment profit	83	81	2	2.5	41	44	(3)	(6.8)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.2.2	Operating segments (contd.)

E	Multi-Channel Television

	1-6.2014	1-6.2013	Increase (decrease)		4-6.2014	4-6.2013	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	851	807	44	5.5	427	404	23	5.7	This increase was mainly attributable to subscriber growth.
Cost of revenues	544	519	25	4.8	275	261	14	5.4	This increase was mainly attributable to increased depreciation expenses and utilized broadcasting rights.
Sales, marketing, general and administrative expenses	167	153	14	9.2	85	75	10	13.3	This increase was mainly attributable to higher salary costs.
Operating profit	140	135	5	3.7	67	68	(1)	(1.5)
Finance expenses, net	288	296	(8)	(2.7)	181	168	13	7.7
The decrease in the Six Month Period was mainly attributable to linkage differences on debentures, following a negative change in the CPI in the present Six Month Period, as compared to a positive CPI change in the same six month period last year. The increase in the Quarter was mainly attributable to an increase in finance expenses on shareholder loans.

Income tax	1	1	-	-	1	1	-	-
Segment loss	(149)	(162)	13	(8.0)	(115)	(101)	(14)	13.9

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.3	Cash flow

	1-6.2014	1-6.2013	Change		4-6.2014	4-6.2013	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	2,107	2,074	33	1.6	1,064	1,102	(38)	(3.4)
Cash flow from operating activities was affected by a decrease in working capital, which was offset by a decrease in net profit after adjustments (mainly adjustments to the net profit from the sale of Coral-Tell Ltd.’s shares).

Net cash used in investment activities	(557)	(774)	217	(28.0)	(60)	(99)	39	(39.4)
The decrease was attributable to the net proceeds on the sale of holdings in Coral-Tell Ltd.'s shares in the present Quarter, which was largely offset by a net increase in the purchase of held-for-trade financial assets, and an increase in the net acquisition of property, plant and equipment in the Domestic Fixed-Line Communications segment.

Net cash used in financing activities	(1,487)	(1,222)	(265)	21.7	(1,380)	(1,032)	(348)	33.7
The increase was due to the fact that in the same quarter last year, the Company raised debt through the issue of debentures in its Domestic Fixed-Line Communications segment. The increase was partially offset by a decrease in dividend payments from NIS 1,361 million in the same quarter last year, to NIS 802 million in the present Quarter.

Increase in cash	63	78	(15)	(19.2)	(376)	(29)	(347)	-

Average volume in the reporting period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 9,653 million.

Supplier credit: NIS 651 million.

Short-term credit to customers: NIS 2,496 million. Long-term credit to customers: NIS 607 million.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

1.3	Cash Flows (contd.)

As of June 30, 2014, the Group had a working capital surplus of NIS 1,245 million, as compared to a surplus of NIS 1,551 million on June 30, 2013.

This decrease was mainly attributable to a decrease in current assets following a decrease in trade receivables in the Cellular Communications segment, partially offset by an increase in cash and investment balances.

According to its separate financial statements, the Company had a working capital deficit of NIS 501 million as of June 30, 2014, as compared to a working capital surplus of NIS 70 million on June 30, 2013.

This change in working capital was due to an increase in current liabilities, mainly following an increase in the current debt to debenture holders and a subsidiary, which was partially offset by the completion of a distribution not meeting the profit test.

The Company’s Board of Directors has reviewed the Company’s resources and cash requirements at present and in the foreseeable future, has reviewed the Company's investment needs, and has examined the sources of financing and finance-raising options available to the Company. Based on its review of all the above, the Board of Directors determined that, despite the Company's working capital deficit (according to its separate financial statements), the Company does not face any liquidity problems. The Company can meet its cash requirements at present and in the foreseeable future, both by generating cash from operating activities, by receiving dividends from subsidiaries, and by raising debt from bank and non-banking sources, should the Company so wish.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.             Aspects of Corporate Governance

Disclosure concerning the financial statements’ approval process

2.1	Committee

The Company’s Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The Committee comprises 4 members, as follows: Yitzhak Idelman, chairman (external director); Mordechai Keret (external director); Tali Simone (external director); and Dr. Yehoshua Rosenzweig (independent director). All Committee members have accounting and financial expertise. All Committee members have submitted a statement prior to their appointment. For more information concerning the directors serving on the Committee, see Chapter D of the Company's Periodic Report for 2013.

2.2	Financial statements approval process

A.
The Financial Statements Review Committee discussed and finalized its recommendations to the Company's Board of Directors in its meetings of July 30, 2014, and August 5, 2014.

The Committee’s meeting of July 30, 2014, was attended by all Committee members and by the Chairman of the Board, Mr. Shaul Elovitch; Company CEO, Ms. Stella Handler; Deputy CEO and CFO, Mr. Dudu Mizrahi; Company Comptroller, Mr. Danny Oz; the Internal Auditor, Mr. Lior Segal; the Legal Counsel, Mr. Amir Nachlieli; Mr. Rami Nomkin - director; the external auditors; and other Company officers. The Committee's meeting of August 5, 2014, was attended by the above persons, with the exception of Dr. Yehoshua Rosenzweig, and with the addition of Company secretary, Mrs. Linor Yochelman.

B.
The Committee reviewed, inter alia, the assessments and estimates made in connection with the financial statements; internal controls over financial reporting; full and proper disclosure in the financial statements; and the accounting policies adopted on material matters.

C.
The Committee submitted its recommendations to the Company’s Board of Directors in writing on August 5, 2014.

The Board of Directors discussed the Financial Statements Review Committee's recommendations and the financial statements on August 6, 2014.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended June 30, 2014

D.
The Company’s Board of Directors believes that the Financial Statements Review Committee’s recommendations were submitted a reasonable time prior to the Board meeting, considering the fact that the material to be discussed in the meeting was submitted three business days prior to the meeting, and taking into account the scope and complexity of these recommendations.

E.	The Company’s Board of Directors adopted the Financial Statements Review Committee’s recommendations and resolved to approve the Company’s financial statements for the second quarter of 2014.

3.	Disclosure Concerning the Company’s Financial Reporting

Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.	Details of Debt Certificate Series

4.1	Debentures (Series 5)

On June 1, 2014, the Company repaid NIS 397,827,674 par value in debentures.

As of June 30, 2014, the par value, revalued to the reporting date, was NIS 984,289,410.
The fair value and stock exchange value was 1,056,472,439.

4.2
On May 13, 2014, Standard & Poor’s Maalot Ltd. (“Maalot”) affirmed its ilAA/Stable rating for the Company's debentures (Series 5-8). For current and historical ratings data for the debentures, see the Company’s (amended) immediate report of May 15, 2014 (ref. no. 2014-01-064836) (Maalot) and November 19, 2013 (ref. no. 2013-01-196218) (Midroog). The rating reports are included in this Board of Directors’ Report by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2014, see the Company's reporting form on the MAGNA system, dated August 7, 2014.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch	Stella Handler
Chairman of the Board	CEO

Signed:  August 6, 2014